March 10, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408
         Attention: Mr. Edwin Adames

RE:      First Federal of Northern Michigan Bancorp, Inc.
         File No. 000-31957
         Recent 8-K filing for Sale of Override Business

Dear Mr. Adames:

Per your recent inquiry as to the effect of the planned sale of the Blue Cross Blue Shield override business to the Grotenhuis Group, we submit the following:

     First Federal of Northern Michigan Bancorp, Inc. will collect upon closing the sales price reflected on the attached confidential exhibit. A gain on sale equal to the sales price will be recorded.

     First Federal of Northern Michigan Bancorp, Inc. has a related intangible asset associated with that book of business (see attached confidential exhibit), which will be written off.

     The impact of these 2 entries is a net gain (the amount of which is shown on the attached confidential exhibit), which will be recorded in the quarter in which the transaction is consummated.

Goodwill

When the Company acquired the InsuranCenter of Alpena ("ICA"), the Company recorded goodwill, which is tested annually for impairment. As of December 31, 2007, the balance of such goodwill was $1,350,000. Our testing of goodwill impairment is based upon a valuation methodology that uses a "multiple of net sales" factor, which is provided to us by an outside firm based upon recent transactions. As part of the agreement to sell the business to Grotenhuis Group, we will continue to collect commissions from the buyer for the period specified in the confidential Exhibit to this letter. Our split over that period will be the percentage specified in the confidential Exhibit. The proforma models we ran to test the implications of this deal on goodwill both in 2008 and at the end of the period (when the commission split ends) indicated that there will be no goodwill impairment related to the sales transaction. The reason for this conclusion is that over that period, we are writing down the only remaining intangible asset (the customer list) which will nearly be fully amortized at the end of the period, when our commission split from this sale ends. Even though the net sales will potentially be lower from the reduction in commission income, this will more than be offset by the lower carrying value of the intangible assets. This analysis is based on the assumption that the commissions collected will remain static over time and that the net sales multiple will remain at 1.7, which approximates where it has been over the last four years.

Confidential Treatment
----------------------

     In accordance with 5 U.S.C. ss.552(b) and 17 C.F.R. ss.200.83, we hereby request that the Securities and Exchange Commission (the "SEC") afford confidential treatment under the Freedom of Information Act to the attached
Exhibit. The Exhibit contains terms of the transaction with the Grotenhuis Group, including sales price, not otherwise made available to the public. In addition, the Company believes the disclosure of this information would cause competitive harm to the Company.

     We submit that this information is appropriately held confidential by the SEC under 5 U.S.C. ss.552(b)(4), as it constitutes "commercial or financial information obtained from a person and privileged and confidential." In accordance with SEC Rule 200.83, we request that this information be kept confidential for a period of five (5) years from the date of this request.

     As  required  by  Staff  Legal  Bulletin  No.  1,  "Confidential  Treatment
Requests," as amended, the Company consents to the furnishing of the confidential portion to other government agencies, offices or bodies and to the Congress.

     Should you have any questions, please do not hesitate to contact me.

Respectfully submitted,


/s/ Michael W. Mahler

Michael W. Mahler - President
First Federal of Northern Michigan